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                            February 3, 2021

       Aaron Johnson
       Chief Executive Officer
       Spotlight Capital Holdings, Inc
       3723 San Gabriel River Pkwy, Suite A
       Pico Rivera, CA 90660

                                                        Re: Spotlight Capital
Holdings, Inc
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed January 25,
2021
                                                            File No. 024-11366

       Dear Mr. Johnson:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Statements Of Stockholders' Equity
       For the Quarter ended September 30, 2020 and the Years Ended December 31, 2019 and 2018,
       page 48

   1. We note that you have included most of the financial information required by Part F/S of
                                                        Form 1-A in response to
Comment 2. Please amend the Statements of Stockholders'
                                                        Equity table on page 48
to include the relevant balances as of September 30, 2019. See
                                                        Part F/S (b)(5)(i) of
Regulation S-K.
 Aaron Johnson
FirstName  LastNameAaron    Johnson
Spotlight Capital Holdings, Inc
Comapany3,NameSpotlight
February    2021           Capital Holdings, Inc
February
Page 2 3, 2021 Page 2
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Chadrick Henderson, Esq.